Exhibit 99.1

ObsEva Appoints Will Brown as Chief Financial Officer

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – December 13, 2021 – ObsEva SA (NASDAQ: OBSV) (SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced the appointment of Will Brown as Chief Financial Officer and member of the company’s Executive Committee, effective January 1, 2022.

“We are thrilled to welcome Will, a highly accomplished biopharmaceutical executive with proven business development and financial acumen, to ObsEva’s executive team,” said Brian O’Callaghan, Chief Executive Officer of ObsEva. “This is an exciting time for ObsEva on the heels of the recent NDA acceptance from the FDA for linzagolix—which if approved, would be the first and only GnRH receptor antagonist with flexible dosing options for uterine fibroids—and the anticipated MAA recommendation from the CHMP in Q4 2021. We are confident that Will’s impressive track record will be invaluable as we continue to advance linzagolix towards commercialization and explore new indications and partnerships to maximize the value of our pipeline candidates.”

Mr. Brown added, “I am excited to join ObsEva at this critical inflection point and build on the significant business development, clinical, and regulatory achievements over the last year. I look forward to driving this momentum forward and working with the impressive ObsEva team to create long-term value for shareholders and deliver on our mission to advance the field of women’s health by offering more individualized treatment options.”

Will Brown is a Certified Public Accountant with deep experience in capital markets, accounting, and finance. Mr. Brown joins ObsEva from Altimmune, Inc. (NASDAQ: ALT) where he served as Chief Financial Officer and was critical in the company’s transformation and growth through more than $300 million of new equity issuances and a strategic acquisition. Mr. Brown has been a consultant to several private and public companies in a variety of accounting and tax matters both independently and as the managing partner of Redmont CPAs. Prior to his consulting role, he was an audit manager at PricewaterhouseCoopers and a Division Controller at Rheem, a multinational manufacturing company. Mr. Brown earned both his MBA and B.S. from Auburn University at Montgomery.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on Obseva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development and potential therapeutic and clinical benefits of and commercialization plans for Obseva’s product candidates, including linzagolix, expectations regarding regulatory and development milestones, including the potential timing of and Obseva’s ability to obtain and maintain regulatory approvals for its product candidates, and the results of interactions with regulatory authorities, including the FDA and EMA. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include that FDA’s review of the linzagolix NDA may determine that the existing clinical data is insufficient to support approval or that significant labeling limitations would be required, uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, Obseva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties; the impact of the ongoing novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of Obseva’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with Securities and Exchange Commission (SEC) on March 5, 2021 and in the Report on Form 6-K filed with the SEC on November 4, 2021, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of Obseva’s website at www.Obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to Obseva as of the date of this release, and Obseva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617)-435-6602